SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $0.03 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 749227609	13D	Page 1 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,219,361
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,219,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,219,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (see instructions) IV, OO

CUSIP NO. 749227609	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Small-Cap Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 484,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 484,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (see instructions) IV, OO

CUSIP NO. 749227609	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,704,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,704,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,704,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP NO. 749227609	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,704,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,704,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,704,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

CUSIP NO. 749227609	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS NexPoint Real Estate Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP NO. 749227609	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP NO. 749227609	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 98,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 98,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,040
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (see instructions) HC, OO

CUSIP NO. 749227609	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Select Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,005,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,005,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP NO. 749227609	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Select Equity Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,005,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,005,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP NO. 749227609	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Select Equity GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,005,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,005,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP NO. 749227609	13D	Page 11 of 19 Pages

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,005,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,005,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP NO. 749227609	13D	Page 12 of 19 Pages

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,005,557
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,005,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP NO. 749227609	13D	Page 13 of 19 Pages

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,807,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,807,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,747
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

CUSIP NO. 749227609	13D	Page 14 of 19 Pages

SCHEDULE 13D

This Schedule 13D is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Small-Cap Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Small-Cap Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Real Estate Strategies Fund, a Delaware statutory trust (“NRESF”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint Advisors GP”), Highland Select Equity Master Fund, L.P., a Bermuda limited partnership (“Select Fund”), Highland Select Equity Fund GP, L.P., a Delaware limited partnership (“Select GP”), Highland Select Equity GP, LLC, a Delaware limited liability company (“Select LLC”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”) and James D. Dondero (collectively, the “Reporting Persons”).

Brad Ross is the President of Strand XVI and James D. Dondero is the President of NexPoint Advisors GP and Strand. James D. Dondero ultimately controls Strand XVI and NexPoint Advisors GP and Strand. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Global Fund and the Small-Cap Fund. NexPoint Advisors GP is the general partner of NexPoint Advisors. NexPoint Advisors is the investment advisor to NRESF. Strand is the general partner of Highland Capital. Highland Capital is the sole member of Select LLC. Select LLC is the general partner of Select GP. Select GP is the general partner of the Select Fund.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common shares of beneficial interest, $0.03 par value per share (the “Common Shares”), of RAIT Financial Trust (the “Company”). The principal executive offices of the Company are located at Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, Pennsylvania 19103.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by and on behalf of each of the following persons: (1) Global Fund, (2) Small-Cap Fund, (3) Highland Fund Advisors, (4) Strand XVI, (5) NRESF, (6) NexPoint Advisors, (7) NexPoint Advisors GP, (8) Select Fund, (9) Select GP, (10) Select LLC, (11) Highland Capital, (12) Strand and (13) James D. Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Global Fund, Small-Cap Fund, NRESF, and Select Fund is making and holding investments. The principal business of Highland Fund Advisors, NexPoint Advisors and Highland Capital is acting as an investment adviser and/or manager to other persons. The principal business of Strand XVI is serving as the general partner of Highland Fund Advisors. Strand XVI may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Fund Advisors. The principal business of NexPoint Advisors GP is serving as the general partner of NexPoint Advisors. NexPoint Advisors GP may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of NexPoint

CUSIP NO. 749227609	13D	Page 15 of 19 Pages

Advisors. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Select GP is serving as the general partner of Select Fund. Select GP may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Select Fund. The principal business of Select LLC is serving as the general partner of Select GP. Select LLC may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Select GP.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of any of the Reporting Persons, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of any of the Reporting Persons, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Mr. Dondero is a United States citizen. Global Fund and Small-Cap Fund are Massachusetts business trusts. Highland Fund Advisors, NexPoint Advisors, Select GP, and Highland Capital are Delaware limited partnerships. Strand XVI and Strand are Delaware corporations. NRESF is a Delaware statutory trust. NexPoint Advisors GP and Select LLC are Delaware limited liability company. Select Fund is a Bermuda limited partnership.

Item 3.	Source and Amount of Funds.

As of October 6, 2016, the Reporting Persons had invested approximately $17.6 million (inclusive of brokerage commissions) in the securities of the Company. The source of these funds was the working capital of Global Fund, Small-Cap Fund, NRESF and Select Fund.

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Company’s Common Shares are undervalued and are an attractive investment.

The Reporting Persons intend to engage in discussions with the Company and Company’s management and board of directors, other stockholders of the Company and other interested parties that may relate to the governance and board composition, business, operations, cost structure, management, assets, capitalization, financial condition, strategic plans, and the future of the Company.

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Company and Company’s management and the board of directors, other stockholders of the Company and other interested parties.

The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP NO. 749227609	13D	Page 16 of 19 Pages

Item 5.	Interest in Securities of the Issuer.

(a) As of October 6, 2016, (i) the Global Fund may be deemed to beneficially own 2,219,361 Common Shares, which represents approximately 2.4% of the outstanding Common Shares; (ii) Small-Cap Fund may be deemed to beneficially own 484,789 Common Shares, which represents approximately 0.5% of the outstanding Common Shares; (iii) Highland Fund Advisors may be deemed to beneficially own 2,704,150 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (iv) Strand XVI may be deemed to beneficially own 2,704,150 Common Shares, which represents approximately 2.9% of the outstanding Common Shares; (v) NRESF may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (vi) NexPoint Advisors may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (vii) NexPoint Advisors GP may be deemed to beneficially own 98,040 Common Shares, which represents approximately 0.1% of the outstanding Common Shares; (viii) the Select Fund may be deemed to beneficially own 3,005,557 Common Shares, which represents approximately 3.3% of the outstanding Common Shares; (ix) Select GP may be deemed to beneficially own 3,005,557 Common Shares, which represents approximately 3.3% of the outstanding Common Shares; (x) Select LLC may be deemed to beneficially own 3,005,557 Common Shares, which represents approximately 3.3% of the outstanding Common Shares; (xi) Highland Capital may be deemed to beneficially own 3,005,557 Common Shares, which represents approximately 3.3% of the outstanding Common Shares; (xii) Strand may be deemed to beneficially own 3,005,557 Common Shares, which represents approximately 3.3% of the outstanding Common Shares; and (xiii) James D. Dondero may be deemed to beneficially own 5,807,747 Common Shares, which represents approximately 6.3% of the outstanding Common Shares.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Global Allocation Fund	0	2,219,361	0	2,219,361
Highland Small-Cap Equity Fund	0	484,789	0	484,789
Highland Capital Management Fund Advisors, L.P.	0	2,704,150	0	2,704,150
Strand Advisors XVI, Inc.	0	2,704,150	0	2,704,150
NexPoint Real Estate Strategies Fund	0	98,040		98,040
NexPoint Advisors, L.P.	0	98,040	0	98,040
NexPoint Advisors GP, LLC	0	98,040	0	98,040
Highland Select Equity Master Fund, L.P.	0	3,005,557	0	3,005,557
Highland Select Equity Fund GP, L.P.	0	3,005,557	0	3,005,557
Highland Select Equity GP, LLC	0	3,005,557	0	3,005,557
Highland Capital Management, L.P.	0	3,005,557	0	3,005,557
Strand Advisors, Inc.	0	3,005,557	0	3,005,557
James D. Dondero	0	5,807,747	0	5,807,747

(c) Annex A attached hereto lists all transactions in the Common Shares during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Shares were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

CUSIP NO. 749227609	13D	Page 17 of 19 Pages

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated October 6, 2016 by and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero.

CUSIP NO. 749227609	13D	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2016

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

HIGHLAND FUNDS II, on behalf of its series Highland Small-Cap Equity Fund

	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

STRAND ADVISORS XVI, INC.

	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

NEXPOINT REAL ESTATE STRATEGIES FUND

	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Authorized Signatory

CUSIP NO. 749227609	13D	Page 19 of 19 Pages

HIGHLAND SELECT EQUITY MASTER FUND, L.P.

By: Highland Select Equity Fund GP, L.P., its general partner

By: Highland Select Equity GP, LLC, its general partner

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

HIGHLAND SELECT EQUITY FUND GP, L.P.

By: Highland Select Equity GP, LLC, its general partner

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

HIGHLAND SELECT EQUITY GP, LLC

By: Highland Capital Management, L.P., its sole member

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

STRAND ADVISORS, INC.

By:	/s/ Scott Ellington
Name:	Scott Ellington
Title:	Authorized Signatory

/s/ James D. Dondero
James D. Dondero

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated October 6, 2016 by and among Highland Global Allocation Fund, Highland Small-Cap Equity Fund, Highland Capital Management Fund Advisors, L.P., Strand Advisors XVI, Inc., NexPoint Real Estate Strategies Fund, NexPoint Advisors, L.P., NexPoint Advisors GP, LLC, Highland Select Equity Master Fund, L.P., Highland Select Equity Fund GP, L.P, Highland Select Equity GP, LLC, Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero.

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Shares effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 6, 2016.

Date	Effected By	Nature of Transaction	Quantity	Price
8/11/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	5,000	$3.05
8/11/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	31,880	$3.0048
8/12/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	4,900	$3.0255
8/12/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	220,490	$3.05
8/17/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	37,730	$2.9786
8/29/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	165,000	$2.9988
8/30/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	132,833	$3.00
8/31/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	5,100	$3.0402
8/31/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	27,067	$3.06
8/31/2016	NexPoint Real Estate Strategies Fund	Open Market Purchase	98,040	$3.06
9/1/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	64,000	$3.0799
9/2/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	50,000	$3.0813
9/6/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	50,000	$3.1476
9/9/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	525,000	$3.05
9/12/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	8,000	$3.05
9/13/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	579,200	$3.06
9/14/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	296,800	$3.06
9/16/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	18,700	$2.95
9/16/2016	Highland Select Equity Master Fund, L.P.	Open Market Purchase	4,684	$2.9493
10/6/2016	Highland Select Equity Master Fund, L.P.	Open Market Sale	99,000	$2.9841